UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

MMRGlobal, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

55314U108
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS.		
	E-Mail Frequency, LLC		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒		
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0	
	6.	SHARED VOTING POWER 2,777,778	
	7.	SOLE DISPOSITIVE POWER 0	
	8.	SHARED DISPOSITIVE POWER 2,777,778	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,777,778		
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)		
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.16%*		
12.	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)		

*   Based on 238,893,492 shares of MMRGlobal, Inc. common stock, par value $0.001 per share, outstanding as of December 31, 2010.

1.	NAMES OF REPORTING PERSONS David T. Loftus*		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒		
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	22,271,569
	6.	SHARED VOTING POWER	2,777,778
	7.	SOLE DISPOSITIVE POWER	22,271,569
	8.	SHARED DISPOSITIVE POWER	2,777,778
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,049,347		
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)		
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.49%**		
12.	TYPE OF REPORTING PERSON (See Instructions) IN		

* Mr. Loftus is the managing member of E-Mail Frequency, LLC and, in connection therewith, has dispositive power with respect to the shares held by E-Mail Frequency, LLC. Mr. Loftus disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
** Based on 238,893,492 shares of MMRGlobal, Inc. common stock, par value $0.001 per share, outstanding as of December 31, 2010.

Item 1. (a) <u>Name of Issuer</u>:

MMRGlobal, Inc.

(b) <u>Address of Issuer's Principal Executive Offices</u>:

4401 WILSHIRE BLVD., SUITE 200

Los Angeles, CA 90010

Item 2. (a) <u>Name of Person(s) Filing</u>:

E-Mail Frequency, LLC

David T. Loftus

(b) <u>Address of Principal Business Office(s)</u>:

E-Mail Frequency, LLC:

800 N. Whittier Drive
Beverly Hills, CA 90210

David T. Loftus:

800 N. Whittier Drive

Beverly Hills, California, CA 90210

(c) <u>Citizenship</u>:

E-Mail Frequency, LLC:

California

David T. Loftus:

United States of America

(d) <u>Title of Class of Securities</u>:

Common Stock, $0.001 Par Value Per Share

(e) <u>CUSIP Number</u>:

55314U108

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

    (a)   Amount beneficially owned: See Item 9 of Cover Pages

    (b)   Percent of class: See Item 11 of Cover Pages

    (c)   Number of shares as to which the person has:

        (i)   sole power to vote or to direct the vote of: See Item 5 of Cover Pages

        (ii)   shared power to vote or to direct the vote of: See Item 6 of Cover Pages

        (iii)   sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

        (iv)   shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

E-Mail Frequency, LLC

Dated: February 14, 2011   /s/ David T. Loftus
                                            By: David T. Loftus
                                            Title: Managing Director

Dated: February 14, 2011   /s/ David T. Loftus

                                            David T. Loftus

EXHIBIT A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) relating to the Common Stock of Grand Canyon Education, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated: February 14, 2011   **E-Mail Frequency, LLC**

 /s/ David T. Loftus_____
By: David T. Loftus
Title: Managing Director

Dated: February 14, 2011

 /s/ David T. Loftus_____
  David T. Loftus